Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 3, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On June 3, 2005, China Life Insurance Company Limited issued a notice, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Notice, dated June 2, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

June 3, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING 2005

NOTICE IS HEREBY GIVEN THAT the First Extraordinary General Meeting 2005 (“EGM”) of China Life Insurance Company Limited (the “Company”, together with its subsidiaries, the “Group”) will be held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Friday, July 29, 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT Mr. Yang Chao be appointed as an additional director of the Company.”

Mr. Yang Chao, aged 55, has been the president of China Life Insurance (Group) Company since May 2005. With nearly 30 years of experience in the insurance and banking industries, Mr. Yang is a senior economist. Between March 2000 and May 2005, Mr. Yang was the chairman and the president of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between March 1996 and February 2000, Mr. Yang was the chairman and the president of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been a director and the general manager of the operations department of The People’s Insurance Company of China, the general manager of The People’s Insurance Company of China, Shanghai Pudong branch, the deputy general manager and the assistant general manager of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. Currently, Mr. Yang is also the chairman of the board of directors of China Insurance International Holdings Company Limited and a director of Pacific Century Insurance Holdings Limited and CITIC International Financial Holdings Limited. Graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, Mr. Yang majored in English language and business administration and has obtained a Master degree in Business Administration.

Save as aforesaid, Mr. Yang does not hold any other positions with the Company or other members of the Group, and is not connected with any directors, supervisors, senior management, substantial or controlling shareholders of the Company (the “Shareholders”). He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract entered into between Mr. Yang and the Company at present. Mr. Yang will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Yang will be entitled to an annual director fee to be determined by the board of directors of the Company with reference to his responsibilities and duties.

Save as aforesaid, there are no other matters that need to be brought to the attention of the Shareholders.

Commission File Number 001-31914

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, June 2, 2005

Notes:

1 Eligibility for attending the First Extraordinary General Meeting 2005

Holders of H shares of the Company (“H Shares”) whose names appear on the register of members of the Company kept at the Share registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of domestic shares of the Company (“Domestic Shares”) whose name appears on the domestic shares register maintained by the Company at the close of business of Wednesday, June 29, 2005 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM to be held on Friday, July 29, 2005, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share registrar, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Tuesday, June 28, 2005.

2 Proxy

(1) Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read this Notice of EGM.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

3 Registration procedures for attending the EGM

(1) A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate Shareholder appoints its legal representative to attend the EGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such Shareholder appointing such legal representative to attend the EGM.

(2) Shareholders intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Friday, July 8, 2005.

4 Closure of Register of Members

The register of members of the Company will be closed from Wednesday, June 29, 2005 to Friday, July 29, 2005 (both days inclusive).

Commission File Number 001-31914

5 Miscellaneous

(1) The EGM is expected to be held for less than half a business day. Shareholders who attend the meeting in person or by their proxies shall bear their own travelling and accommodation expenses.

(2) The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

Postal code:	100020
Contact office:	Investor Relations Department
Telephone No.:	86 10 8565 9527
86 10 8565 9032
Facsimile No.:	86 10 8525 2218

As at date of this announcement, the board of directors of the Company comprises of:

Wang Xianzhang (Executive director)

Miao Fuchun (Executive director)

Wu Yan (Non-executive director)

Shi Guoqing (Non-executive director)

Long Yongtu (Independent non-executive director)

Chau Tak Hay (Independent non-executive director)

Sun Shuyi (Independent non-executive director)

Cai Rang (Independent non-executive director)

Fan Yingjun (Independent non-executive director)